SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2008

CRESUD SOCIEDAD ANONIMA COMERCIAL INMOBILIARIA

FINANCIERA Y AGROPECUARIA

(Exact name of Registrant as specified in its charter)

CRESUD INC.

(Translation of registrant’s name into English)

Republic of Argentina

(Jurisdiction of incorporation or organization)

Moreno 877, 23rd Floor, (C1091AAQ)

Buenos Aires, Argentina

(Address of principal executive offices)

Form 20-F      T        Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                  No      T

CRESUD S.A.C.I.F. and A

(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is an English translation of the summary of the letter dated May 23, 2008 filed by the Company with the Bolsa de Comercio de Buenos Aires and the Comisión Nacional de Valores.

By letter dated May 23, 2008, the Company reported that between May 17 and May 22, 2008, several holders of the Company’s Warrants exercised their warrant rights to acquire additional shares. Hence, a reduction of 2,271,290 warrants and an increase of 757,093 ordinary shares of the Company face value pesos 1 (V$N 1) each was made. As a result, the amount of shares of the Company goes from 500,774,772 to 501,531,865. The new amount of warrants outstanding is 177,728,710. The exercise of the warrant was performed according to terms and conditions established in the prospectus of issuance, dated February 21, 2008, in connection with the Company’s rights offering to subscribe for 180,000,000 common shares and 180,000,000 warrants to subscribe common shares (warrants), in which each warrant entitles its holder to purchase 0.33333333 common shares at a price of US$ 1.68 for each share face value pesos 1. Therefore US$ 1,271,922.40 entered into the Company.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

CRESUD SOCIEDAD ANONIMA COMERCIAL INMOBILIARIA

FINANCIERA Y AGROPECUARIA

By:	/S/ Saúl Zang
Name:	Saúl Zang
Title:	Vice Chairman of the Board of Directors

Dated: May 23, 2008